EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announced the first 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021

The Board of Directors of TotalEnergies SE, meeting on April 27, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, declared the distribution of the first 2022 interim dividend at €0.69/share, an increase of 5% from the interim dividends paid and the final dividend proposed for the 2021 financial year. This increase is in line with the shareholder return policy for the financial year 2022 as announced by the Board in February 2022 and confirmed to shareholders at the March 24, 2022 investor meeting.

This first interim dividend will be paid in cash exclusively, according to the following schedule:

	Shares	American Depositary Receipts
Ex-dividend date	September 21, 2022	September 19, 2022
Payment date	October 3, 2022	October 13, 2022

Russia: TotalEnergies recorded a $4.1 billion impairment in its Q1 2022 accounts

On March 22, 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Since then, on April 8th, new sanctions have effectively been adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company. It appears that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

As a result, TotalEnergies has decided to record in its accounts, as of March 31, 2022, an impairment of $4.1 billion, concerning notably Arctic LNG 2.

United States: TotalEnergies adds 4 gigawatts (GW) to its renewable energy portfolio with the acquisition of Core Solar

On April 27, 2022, TotalEnergies announced it is further expanding its presence in the U.S. renewable energy industry by acquiring Austin-based Core Solar, LLC whose portfolio includes more than 4 GW of utility-scale solar and energy storage projects at various stages of development across several U.S. states1 and power markets. Core Solar’s CEO Greg Nelson and his employees are expected to join TotalEnergies’ teams.

With this acquisition, TotalEnergies is further developing its presence in the U.S. where it now has a portfolio of more than 10 GW gross capacity of renewable projects in operation, in construction, and in development:

▪	In large scale solar energy, TotalEnergies is already developing 2.2 GW of projects, initially carried out by SunChase Power, and 1.6 GW of projects in partnership with Hanwha Energy, which is expected to be completed by the 4 GW of projects acquired from Core Solar. These portfolios also include energy storage projects.

▪	In offshore wind energy, TotalEnergies is starting the development of a 3 GW wind farm off the coast of New York and New Jersey, which was awarded last February during the New York Bight auction. TotalEnergies has also launched a joint venture with Simply Blue to unlock the vast potential for floating offshore in the United States. TotalEnergies is working on the preparation of the upcoming auction of offshore wind projects off the coast of California.

▪	In solar distributed generation, TotalEnergies acquired in the first quarter of 2022 the industrial and commercial solar activities of SunPower with the objective to develop more than 100 MW per year of additional capacity.

1 Texas, Kentucky, Ohio, and Pennsylvania.

Japan: TotalEnergies and ENEOS to study sustainable aviation fuel production at ENEOS Negishi Refinery

On April 14, 2022, TotalEnergies and ENEOS Corporation (ENEOS) announced a collaboration to jointly conduct a feasibility study to assess the production of Sustainable Aviation Fuel (SAF) in ENEOS Negishi Refinery in Yokohama city, Japan.

The companies have started to conduct the study for feedstock procurement and production of SAF related to this project. The proposed unit, the capacity of which would be 300,000 tons per year of SAF, would process waste or residue sourced notably from the circular economy, mainly used cooking oil and animal fat. The two companies are considering establishing a new joint venture to produce SAF.

This collaboration is expected to leverage the companies’ respective areas of excellence and expertise for the development of the sustainable supply chain of SAF in Japan around 2025:

-	TotalEnergies’ experience in feedstock procurement and SAF production technology.

-	ENEOS’s available production and loading/unloading facilities of the Negishi Refinery[2], which is located in the largest aviation fuel demand area in Japan (Narita and Haneda airports) and marketing network of aviation fuel in Japan.

Responding to the significant challenge of global climate change, the two energy companies have been working to reduce greenhouse-gas emissions on a global scale together with their customers, paving the way for a decarbonized, recycling-oriented society. In the airline industry, dealing with global decarbonization has become an urgent issue and SAF is expected to be one of the effective ways to reduce CO2 emission. In Japan, Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) has set a target of 10% SAF use to be achieved by 2030.

By developing and supporting the emergence of a sustainable aviation fuel value chain, TotalEnergies confirms its leadership role in driving innovation in the energy and environmental transition. By acting directly on the carbon intensity of the energy products used by its customers, TotalEnergies is pursuing its strategy of building a multi-energy company with the ambition to get to net zero by 2050 together with society.

TotalEnergies and ENEOS join forces to develop B2B solar distributed generation across Asia

On April 13, 2022, TotalEnergies and ENEOS signed a joint venture agreement to develop onsite B2B solar distributed generation across Asia3. The 50/50 joint venture between two major players in the field plans to develop 2 GW of decentralized solar capacity over the next five years.

This partnership will capitalize on the strengths of both companies. TotalEnergies will leverage its expertise on this market segment and its global footprint and ENEOS will use its expertise in renewables and its strong brand mainly in Japan to lower the costs of decentralized solutions offered to industrial and commercial customers, making this joint venture one of the most competitive service providers in the region.

TotalEnergies is a global multi-energy company that produces and markets energies with a global portfolio of 2 GW of solar distributed generation in operation, under construction, or under development.

Completion of the transaction is expected in the second quarter 2022 following competition clearance from the relevant authorities.

Poland: TotalEnergies and KGHM join forces to develop offshore wind power

On April 12, 2022, TotalEnergies and KGHM signed a partnership to participate on a 50/50 basis in the Polish government tender for the development of offshore wind projects.

2 ENEOS Negishi Refinery No. 1 topper and its affiliated secondary units are scheduled to be decommissioned by October 2022.

3 Japan, India, Thailand, Vietnam, Indonesia, Philippines, Cambodia, Singapore, and Malaysia.

The government launched a new auction scheme covering 11 areas in the Polish Baltic Sea, representing an expected total capacity of over 10 GW, in order to leverage the Baltic Sea’s strong potential for wind power generation due to favorable weather conditions.

The partnership will build on the strengths of both companies. TotalEnergies will leverage its proven expertise in offshore operations, its experience in managing large-scale projects, and its ties with the worldwide supply chains. KGHM, as a major Polish state-owned group, will bring its knowledge of the Polish market.

United States: Launch of Cameron LNG expansion to increase liquefied natural gas production

On April 11, 2022, TotalEnergies announced it signed a Heads of Agreement (HOA) with Sempra Infrastructure, Mitsui & Co., Ltd. and Japan LNG Investment – a company jointly owned by Mitsubishi Corporation and Nippon Yusen Kabushiki Kaisha (NYK) – for the expansion of Cameron LNG, a liquefied natural gas (LNG) production and export facility located in Louisiana, U.S.

This expansion project includes the development of a fourth train with an expected production capacity of 6.75 million metric tons per annum (Mtpa), and an expected 5% increase of the current 13.5 Mtpa first three trains through debottlenecking. It will also include design enhancements aiming at reducing the emissions of the facility, including electric drive technology. Under the terms of the HOA, TotalEnergies will offtake 16.6% of the projected fourth train’s production capacity, and 25% of the projected debottlenecked capacity. Additionally, Cameron LNG advanced the development of this project with the selection of two contractors to conduct a competitive Front End Engineering Design (FEED) in view of the selection of the Engineering, Procurement and Construction (EPC) contractor.

Development of the Cameron LNG expansion project remains subject to definitive agreements, obtaining the necessary permits, and all partners reaching a final investment decision planned for 2023.

Cameron LNG is jointly owned by Sempra Infrastructure (50.2%), TotalEnergies (16.6%), Mitsui & Co., Ltd. (16.6%), and Japan LNG Investment (16.6%).

France: start-up of the "3D" carbon capture pilot in Dunkirk

On March 22, 2022, TotalEnergies announced that the "3D" industrial pilot to demonstrate an innovative process for capturing CO2 from industrial activities is now running at ArcelorMittal’s Dunkirk site. With support from the European Union’s Horizon 2020 Research and Innovation program, the project aims to validate replicable technical solutions for carbon capture. The "3D" project, driven by a consortium including TotalEnergies, ArcelorMittal, Axens, and IFP Energies Nouvelles (IFPEN), is a major step towards decarbonizing industries that emit high levels of CO2, such as steelmaking.

The challenge for carbon capture researchers is making the processes more competitive and less energy intensive. This industrial pilot should allow the performance of the DMXTM carbon capture process developed in IFPEN’s labs over the last ten years to be verified.

The project was launched in May 2019, and the building of the demonstrator began in 2020 under Axens’ supervision. Last December, the pilot’s main modules, including a 22-meter tower, were delivered and assembled at ArcelorMittal’s site in Dunkirk. The phases of building the pilot and connecting it to the plant have now been completed, and the unit is ready for start-up.

This demonstration, which is scheduled to last for 12 to 18 months, is expected to be the final stage before the technology’s full-scale deployment.

The carbon capture facility will process steelmaking gases: it intends to demonstrate the effectiveness of the carbon capture process by separating the CO2 from other gases. During the demonstration stage, it is expected to capture 0.5 tons of CO2 an hour, i.e., more than 4,000 tons a year.

The project intends to be a vital driver for reaching the targets of the Paris Agreement on Climate Change. It includes twelve partners from research and industry in six European countries: ArcelorMittal, IFPEN, Axens, TotalEnergies and its affiliate GreenFlex, ETH, DTU, AirProducts, John Cockerill, Gassco, Brevik Engineering, and Seqens. The project also has two sponsors: Suez and Lhoist.

Key figures :

•	Project launch: May 2019

•	Expected Duration: 48 months

•	Estimated eligible costs: €19.2m

•	EU funding: €14.7m

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.